Exhibit (d)(6)

Execution Version

CENTERLINE HOLDING COMPANY

625 Madison Avenue

New York, New York 10022

As of February 26, 2010

Wells Fargo Bank, N.A.

Wells Fargo Community Development Corporation

420 Montgomery Street

San Francisco, CA 94163

Attn: Ed Blakey

Re:          Centerline Holding Company Shares — Lock-Up Agreement

Ladies and Gentlemen:

This letter agreement (this “Agreement”) is being delivered to you in connection with the restructuring of Centerline Holding Company (the “Company”) and its subsidiaries pursuant to which the Company will enter into (i) a purchase and sale agreement, by and among a subsidiary of Island C-III Holdings LLC (“Newco”), on the one hand, and the Company and certain of its subsidiaries, on the other hand, resulting in the acquisition by Newco of the Company’s assets comprising the former ARCap Investors LLC business, certain other assets of the Company and newly-issued Special Series A Shares representing an approximately twenty percent (20%) fully diluted ownership interest in the Company, for an aggregate purchase price equal to (a) approximately $50,000,000 in cash and (b) the assumption of approximately $60,000,000 of the Company’s senior secured debt obligations (the “Island Sale”) and (ii) various agreements with certain of its lenders, creditors and claimants to restructure certain of its other outstanding debt obligations and a management agreement with an affiliate of Newco pursuant to which such affiliate will provide executive management services to the Company (the “Restructuring”, and together with the Island Sale, the “Transaction”). The effective date of the Island Sale is hereinafter referred to as the “Transaction Closing Date”.

As a condition to consummating the Transaction, the Company must enter into certain protective measures to prevent the Company from experiencing an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). If such an “ownership change” were to occur, the ability of certain corporate subsidiaries of the Company to use net operating losses and certain other tax attributes (collectively, the Company group’s “NOLs”) for federal income tax purposes could be substantially limited or lost altogether. The Company views its subsidiaries’ NOLs as a valuable asset of the Company, which is likely to inure to the benefit of the Company and its shareholders, and the Company believes that it is in the best interests of the Company and its shareholders to take measures to preserve such NOLs. The ability of the Company and its subsidiaries to preserve NOLs is also a valuable benefit to each existing shareholder of the Company, who thereby also benefit from this Agreement.

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In connection therewith, the Company must enter into that certain Tax Benefit Preservation Plan, between the Company and a rights agent, effective as of the Transaction Closing Date (the “NOL Preservation Plan”), substantially in the form attached hereto as Exhibit A. As a further protective measure, the Company must enter into “lock-up agreements” with certain holders (the “Existing Holders” and each an “Existing Holder”) of shares of beneficial interest in the Company, options or warrants to acquire such shares in the Company, securities convertible into such shares and any shares of the Company into which such shares are convertible or exchangeable into (collectively, the “Shares”), each of which, together with its Affiliates and Associates, owns four and three-quarters percent (4.75%) or more of the Shares outstanding as of the Transaction Closing Date, together with any Affiliates and Associates of such holder. For the purposes of this Agreement, “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as in effect on the date of the NOL Preservation Plan, and to the extent not included within the foregoing clause, shall also include, with respect to any Existing Holder, any other person or entity (other than an Exempt Person (as defined in the NOL Preservation Plan) or an Existing Holder) whose Shares would be deemed constructively owned by such person or entity for the purposes of Section 382 of the Code and Treasury Regulations promulgated thereunder; provided, however, that (i) a person or entity shall not be deemed to be the Affiliate or Associate of another person or entity solely because either or both persons or entities are or were directors of the Company and (ii) no Exempt Person shall be considered an Affiliate or Associate of the Company or any of the Company’s subsidiaries.

Wells Fargo Bank, N.A. and Wells Fargo Community Development Corporation are Existing Holders.

In consideration of the value of the Company’s NOLs to the Existing Holders and the Company’s adoption of the NOL Preservation Plan, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Existing Holder, intending to be legally bound, hereby agrees as follows:

1.	General. Except as specifically set forth in this Agreement, for a period ending on the earlier to occur of (x) the three (3) year anniversary of the Transaction Closing Date and (y) the date on which an ownership change within the meaning of Treas. Reg. § 1.382-2T first occurs (the “Lock-Up Period”), the Existing Holders will not, directly or indirectly, (1) offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition of), or permit any of the foregoing with respect to the legal, record or beneficial ownership of the Shares owned by each of the Existing Holders, (2) pledge, hypothecate or grant a security interest or otherwise offer as collateral for any obligation that could result in the transfer, disposition or assignment of the Shares, or (3) enter into any swap or other derivative contract or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Shares, other securities, cash or otherwise (any of the foregoing, a “Transfer”).

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2.	Permitted Transfers. Notwithstanding the foregoing, during the Lock-Up Period, the Existing Holders may Transfer all or any portion of their Shares (i) to an Affiliate or Associate in a manner that is not treated as a transfer to a separate owner under Treas. Reg. §1.382-2T during the Lock-Up Period, provided that, as a condition to the effectiveness of such Transfer, the transferee enters into a joinder agreement in substantially the form attached hereto as Exhibit B pursuant to which such transferee shall agree to be bound by the terms of this Agreement, (ii) in a manner that is not treated as a transfer of ownership for Federal income tax purposes during the Lock-Up Period, or (iii) to a transferee which, after such transfer owns, together with its Affiliates and Associates, less than four and three-quarters percent (4.75%) of the Shares outstanding so long as such Transfer does not result in (A) the creation of a new public group within the meaning of Treasury Reg. §1.382-2T(f)(13) or (B) an increase in the percentage ownership of the Shares of the Company by an existing public group. Notwithstanding anything to the contrary set forth herein, nothing in this Agreement or the NOL Preservation Plan shall prevent each Existing Holder, their Associates or Affiliates from entering into or engaging in transactions or Transfers on behalf of third parties as a broker, dealer, agent or nominee.

3.	Restriction on Acquisition of Additional Shares. The Existing Holders agrees not to acquire, directly or indirectly, any additional Shares during the Lock-Up Period for their own account or that of an Affiliate or Associate by any means, including, without limitation, by direct purchase, exchange or acquisition of any ownership interest in an entity that owns Shares; provided, however, that (i) each Existing Holder may acquire Shares for its own account during the Lock-Up Period by direct purchase or exchange, or by acquisition of an ownership interest in an entity that owns Shares to the extent that such acquisition, ownership or constructive ownership, under Section 382(l)(3)(A) of the Code, of such Shares does not increase the aggregate increases in percentage ownership of the Company as measured for purposes of Section 382(g)(1) of the Code on any testing date occurring during the Lock-Up Period, and (ii) each Existing Holder may acquire Shares for its own account during the Lock-Up Period if prior to such proposed acquisition and continuing to the time of such proposed acquisition, Existing Holders have reduced their ownership of Shares, such as through sales permitted with the consent of the Company (which can be withheld in the reasonable discretion of the Company), to an amount that, after adding such proposed additional Shares to be acquired, shall result in total ownership of Shares by the Existing Holders for their own account that is less than the number of Shares the Existing Holders owns for their own account on the Transaction Closing Date. Notwithstanding anything to the contrary set forth herein, nothing in this Agreement or the NOL Preservation Plan shall prevent each Existing Holder, its Associates or its Affiliates from entering into or engaging in transactions or Transfers on behalf of third parties as a broker, dealer, agent or nominee.

4.	Each Existing Holder agrees to be bound by the provisions of the NOL Preservation Plan. Each Existing Holder will promptly notify the Company as soon as it becomes aware of any potential changes to its ownership which, if consummated, would result in a “testing date” for the Company.

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5.	Representations and Warranties of the Existing Holder. Each Existing Holder hereby represents and warrants to the Company as of the Transaction Closing Date that:

a.	Due Organization; Good Standing. Each Existing Holder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

b.	Authority; Enforceability; Corporate and Other Proceedings. Each Existing Holder has the requisite power and authority to execute and deliver this Agreement and to carry out transactions contemplated hereby, and this Agreement has been duly authorized, executed and delivered by the Existing Holder and (assuming the due authorization, execution and delivery by the Company) constitutes the legal, valid and binding obligation of the Existing Holder, enforceable against such holder in accordance with its terms, except as the enforceability thereof may be subject to or limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting rights of creditors and (b) general equitable principles, regardless of whether enforcement is sought in a proceeding at law or in equity.

c.	Title to Shares.

i.	The Existing Holders (or its Affiliate or Associate, if applicable) own and possess good and valid title to all of the shares set forth across from each Existing Holder’s name (or its Affiliate’s or Associate’s name, if applicable) on Schedule I hereto.

ii.	Other than the shares set forth on Schedule I hereto, neither the Existing Holders, nor, to their knowledge, any of its Affiliates or Associates, owns or holds for its own account, within the meaning of Code Section 382, any other Shares.

d.	Absence of Defaults. The execution, delivery and performance of this Agreement by the Existing Holder and the consummation of transactions contemplated hereby will not violate (i) any provision of applicable law, (ii) any provision of the Existing Holders’ organizational documents or governing instruments, or (iii) any order, judgment, injunction, determination, award or decree of any court or other governmental agency applicable to the Existing Holders or its assets.

e.	No Conflicts. The execution, delivery and performance of this Agreement by the Existing Holder and the consummation of the transactions contemplated hereby will not conflict with or require the consent of any other person or entity under (other than consents received on or prior to the Transaction Closing Date in connection with the Transaction) any material agreement, document, instrument, or any organizational document, or any judgment, decree, order, law, statute, rule or regulation, applicable to the Existing Holders.

f.	Consents. Each Existing Holder is not required to obtain any consent, approval or authorization from, or to file any declaration or statement with, any governmental instrumentality or other agency in connection with or as a condition to the performance of this Agreement.

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6.	Representations and Warranties of the Company. The Company hereby represents and warrants to the Existing Holders as of the Transaction Closing Date that:

a.	Due Organization; Good Standing. The Company is duly created, validly existing and in good standing as a statutory trust under the laws of the State of Delaware.

b.	Authority; Enforceability; Corporate and Other Proceedings. The Company has the requisite trust power and authority to execute and deliver this Agreement and to carry out the transactions contemplated hereby, and this Agreement has been duly authorized, executed and delivered by the Company and (assuming the due authorization, execution and delivery by the Existing Holders) constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforceability thereof may be subject to or limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting rights of creditors and (ii) general equitable principles, regardless of whether enforcement is sought in a proceeding at law or in equity.

c.	Absence of Defaults. The execution, delivery and performance of this Agreement by Centerline and the other transactions contemplated hereby will not (i) violate any provision of applicable law, (ii) violate any provisions of Centerline’s Second Amended and Restated Trust Agreement, dated as of November 17, 2003, as amended by Amendment No. 1 thereto, dated as of September 20, 2005, as further amended by Amendment No. 2 thereto, dated as of November 30, 2005, as further amended by Amendment No. 3 thereto, dated as of June 13, 2006, and as further amended by Amendment No. 4 thereto, dated as of April 2, 2007 (collectively, the “Trust Agreement”), or the Fifth Amended and Restated Bylaws of Centerline (as amended, the “Company Bylaws”) or (iii) violate any order, judgment, injunction, determination, award or decree of any court or other governmental agency applicable to Centerline or its assets.

d.	No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will not conflict with or require the consent of any other person or entity under (other than consents received on or prior to the Transaction Closing Date in connection with the Transaction) any material lease or agreement of the Company pursuant to any material agreement, document, instrument, or any organizational document, or any judgment, decree, order, law, statute, rule or regulation, applicable to the Company.

e.	Consents. The Company is not required to obtain any consent, approval or authorization from, or to file any declaration or statement with, any governmental instrumentality or other agency in connection with or as a condition to the performance of this Agreement, except those that will have been obtained as of the Transaction Closing Date.

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7.	Remedies. The Existing Holders and the Company acknowledge and agree that (i) the provisions of this Agreement are reasonable and necessary to protect the proper and legitimate interests of the parties hereto, and (ii) the parties hereto would be irreparably damaged in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. To the fullest extent permitted by law, it is accordingly agreed that (a) the parties hereto would be entitled to preliminary and permanent injunctive relief to prevent breaches of the provisions of this Agreement by the other parties hereto without the necessity of proving actual damages or of posting any bond, and to enforce specifically the terms and provisions hereof, which rights shall be cumulative and in addition to any other remedy to which the parties may be entitled hereunder or at law or equity, (b) the Company shall not record or otherwise recognize any purported Transfer in violation of this Agreement, and (c) no purported transferee of a Transfer made in violation of this Agreement shall be entitled to any rights as an owner of Shares including, without limitation, the right to vote, receive dividends or distributions or any allocable or distributive share of any tax item of the Company.

8.	Miscellaneous.

a.	Notice. Any notice or other communication under this Agreement shall be deemed duly given when (i) delivered personally to a party hereto, (ii) one business day after being sent to a party hereto by reputable overnight courier service (charges prepaid), or (iii) four business days after being mailed to a party hereto by certified or registered mail, return receipt requested and postage prepaid; in each case, addressed to such party hereto at the address sett forth on the first page of this Agreement (or at such other address as a party hereto may specify by notice to the other parties hereto in accordance with this section).

b.	Entire Agreement; Amendments. This Agreement (including any schedules and exhibits hereto) and any other written agreements entered into by the parties or their affiliates contemporaneously with the execution hereof constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes any and all prior agreements, representations and understandings of the parties hereto, written or oral. The terms of this Agreement shall not be modified or amended except by subsequent written agreement of the parties hereto.

c.	Termination.

i.	This Agreement shall be of no force and effect if the Transaction Closing Date has not occurred on or before September 30, 2010.

ii.	If the Transaction Closing Date has occurred on or before September 30, 2010, then this Agreement shall terminate upon the expiration of the Lock-Up Period.

d.	Counterparts; Facsimile; PDF. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Any facsimile or portable document format copies hereof or signature hereon shall, for all purposes, be deemed originals.

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e.	Waiver. To the fullest extent permitted by law, no waiver by one of the parties hereto of another party’s breach of any term, covenant or condition contained in this Agreement shall be deemed to be a waiver of any subsequent breach of the same or any other term, covenant or condition of this Agreement. To the fullest extent permitted by law, no failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise set forth herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

f.	Choice of Law; Forum Selection. This Agreement shall be construed, interpreted and the rights of the parties hereto determined in accordance with the laws of the State of Delaware without reference to the choice of laws provisions thereof. Each of the parties hereto agrees (a) that this Agreement involves at least $100,000, and (b) that this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. §2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (i) that it is and shall continue to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (ii)(A) to the extent that such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and notify the other parties hereto of the name and address of such agent, and (B) to the fullest extent permitted by law, that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the U.S. Postal Service constituting evidence of valid service, and that, to the fullest extent permitted by applicable law, service made pursuant to (ii)(A) or (B) above shall have the same legal force and effect as if serviced upon such party personally within the State of Delaware.

g.	Waiver of Jury Trial. EACH OF THE PARTIES HERETO KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY SCHEDULE HERETO, OR ANY COURSE OF CONDUCT, COURSE OF DEALING OR STATEMENTS (WHETHER VERBAL OR WRITTEN) RELATING TO THE FOREGOING. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT.

h.	Severability. Each part of this Agreement is intended to be severable. If any term, covenant, condition or provision of this Agreement is held to be unlawful, invalid or unenforceable by a court of competent jurisdiction, such illegality, invalidity or unenforceability shall not affect the remaining provisions of this Agreement, which shall remain in full force and effect and shall be binding upon the parties hereto.

i.	Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto.

j.	No Third Party Beneficiaries. This Agreement is not intended and shall not be construed to confer upon any person or entity other than the parties hereto any rights or remedies hereunder.

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k.	Further Assurances. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under any United States federal, state or local statute, law, ordinance, regulation, rule, code order or other requirement or rule of law, and execute and deliver such documents and other instruments, as may be required to carry out the provisions of this Agreement and effect the transactions contemplated by this Agreement.

l.	Headings; References; Interpretation. The headings contained in this Agreement are solely for convenience and reference and shall not limit or otherwise affect the meaning or interpretation of any of the terms or provisions of this Agreement. The references herein to Sections, Schedules and Exhibits, unless otherwise indicated, are references to sections, schedules and exhibits to this Agreement. Whenever the words “include”, “includes”, or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural number, all words in the plural number shall extend to and include the singular number, and all words in any gender shall extend to and include all genders. To the fullest extent permitted by law, this Agreement shall be construed without regard to any presumption or rule requiring construction against the party drafting or causing this instrument to be drafted.

[Signature Page Follows]

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Very truly yours,

CENTERLINE HOLDING COMPANY

By:	/s/ Marc D. Schnitzer
Name: Marc D. Schnitzer
Title: Chief Executive Officer & President

ACKNOWLEDGED AND AGREED TO
AS OF THE DATE FIRST ABOVE WRITTEN:

WELLS FARGO BANK, N.A.

By:	/s/ Robert D. Taylor
Name: Robert D. Taylor
Title: Senior Vice President

WELLS FARGO COMMUNITY DEVELOPMENT CORPORATION

By:	/s/ Robert D. Taylor
Name: Robert D. Taylor
Title: President

Schedule I

Name of Existing Holder (legal name of entity holding Shares)	Class of Shares	Number of Shares
1. Wells Fargo Community Development Corporation	4.4% Cumulative Perpetual Convertible Community Reinvestment Act Preferred Shares, Series A-1	600,000

2. Wells Fargo Community Development Corporation	Series A Convertible Community Reinvestment Act Preferred Shares	572,723

3. Wells Fargo Bank, N.A.	4.4% Cumulative Perpetual Convertible Community Reinvestment Act Preferred Shares, Series A-1	40,000

4. Wells Fargo Bank, N.A.	Series A Convertible Community Reinvestment Act Preferred Shares	114,744

5. Wells Fargo Bank, N.A.	Series A Convertible Community Reinvestment Act Preferred Shares	54,112

Exhibit A

NOL Preservation Plan

[The NOL Preservation Plan is incorporated herein by reference to Exhibit 10.23 to the Company’s Current Report on Form 8-K filed with the Commission on March 11, 2010.]

Exhibit B

Form of Joinder Agreement

JOINDER AGREEMENT TO THE LOCK-UP AGREEMENT

Reference is made to the letter agreement, dated as February 26, 2010 (the “Lock-Up Agreement”), by and between Centerline Holding Company and Wells Fargo Bank, N.A. and Wells Fargo Community Development Corporation, as amended from time to time. By execution of this joinder agreement, the undersigned agrees to become a party to, and to be subject to the rights and obligations under, the Lock-Up Agreement, and shall be deemed to be an “Existing Holder” for all purposes thereunder.

Date:	[Entity]

By:
Name:
Title:

Address for Notice:

Accepted by:

CENTERLINE HOLDING COMPANY

By:
Name:
Title: